Exhibit 97
INVESCO MORTGAGE CAPITAL INC.
POLICY FOR RECOUPMENT OF INCENTIVE COMPENSATION

1.Introduction

In accordance with Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the regulations thereunder, the Board of Directors (the “Board”) of Invesco Mortgage Capital Inc. (the “Company”) has adopted a policy (the “Policy”) providing for the Company’s recoupment of certain incentive-based compensation paid to Covered Executives (as defined below) by the Company in the event that the Company is required to prepare an accounting restatement due to its material noncompliance with any financial reporting requirement under the securities laws.

2.Administration

Administration and enforcement of this Policy is delegated to the Compensation Committee of the Board (the “Committee”). Determinations of the Committee under this Policy need not be uniform with respect to any or all Covered Executives and will be final and binding.

3.Effective Date

This Policy shall be effective as of December 1, 2023 (the “Effective Date”).

4.Covered Executives

This Policy covers each current or former officer of the Company subject to Section 16 of the Exchange Act (each, a “Covered Executive”).

5.Covered Compensation

This Policy applies to any incentive compensation, bonuses, and awards approved, granted, awarded or paid by the Company, if any, or earned or that become vested, wholly or in part, from the Company, if any, upon the attainment of any Company financial reporting measure, on or after October 2, 2023 (“Covered Compensation”) by Covered Executives. This Policy shall apply to any Covered Compensation received by an employee from the Company who served as a Covered Executive at any time during the performance period for that Covered Compensation, even if such performance period began prior to the Effective Date.

6.Financial Restatements; Recoupment

In the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under securities laws or applicable accounting standard, including any required accounting restatement to correct an error in previously issued financial statements that is material to previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (such an accounting restatement, a “Restatement”), the Committee shall review the Covered Compensation received by a Covered Executive during the three-year period preceding the Year of the Financial Restatement Decision (as defined below). The Committee shall, reasonably promptly after the financial restatement decision date and to the full extent permitted by governing law, seek recoupment of any Covered Compensation, whether in the form of cash or equity, awarded or paid to a Covered Executive by the Company, if any (computed without regard to any taxes paid), if and to the extent:

a.the amount of the Covered Compensation paid by the Company was calculated based upon the achievement of certain Company financial results that were subsequently the subject of a Restatement; and

b.the amount of the Covered Compensation that would have been awarded to the Covered Executive from the Company had the financial results been properly reported would have been lower than the amount actually awarded.

If the achievement of a certain Company financial result was considered in determining the Covered Compensation awarded or paid by the Company, if any, but the Covered Compensation is not awarded or paid on a formulaic basis, the Committee shall determine in its sole discretion the amount, if any, by which the payment or award from the Company should be reduced or recouped.

For purposes of this Policy, the “Year of the Financial Restatement Decision” is the earlier to occur of:

a.the year in which the Board, a committee of the Board, or any officer or officers authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement; or

b.the year in which a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.

For the avoidance of doubt, a Covered Executive will be deemed to have received Covered Compensation from the Company in the Company’s fiscal period during which the financial reporting measure specified in the award is attained, even if the Covered Executive remains subject to additional payment conditions with respect to such award.

7.Method of Recoupment

The Committee will determine, in its sole discretion, the method for recouping erroneously awarded Covered Compensation, which may include, without limitation:

a.requiring reimbursement of cash-settled incentive compensation previously paid by the Company;

b.seeking recovery of any Equity Proceeds (as defined below);

c.seeking recovery of some or all vested Company equity (and/or equity-based) awards or cancelling or rescinding some or all unvested Company equity (and/or equity-based) awards;
d.adjusting or withholding from unpaid compensation of the Company or other set-off to the extent permitted by applicable law or regulation; and/or

e.reducing or eliminating future salary increases, incentive compensation, bonuses, awards or severance payable by the Company.

For purposes hereof, “Equity Proceeds” means all proceeds realized by a Covered Executive (i) in connection with the vesting or settlement of restricted stock awards, restricted stock units or other stock-based awards (including, for the avoidance of doubt, any performance awards) made by the Company and (ii) from the sale of shares of Company common stock, in each case previously obtained as incentive compensation from the Company.

8.Impracticability Exceptions

The Committee shall not seek recoupment of any erroneously awarded Covered Compensation to the extent it determines that:

a.the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount of erroneously-awarded Covered Compensation to be recovered and the Company has made and documented its reasonable attempt to recover; and/or

b.recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to Company employees, to fail to meet the requirements of Sections 401(a)(13) and 411(a) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder.

9.No Indemnification

The Company shall not indemnify any Covered Executive against the loss of any erroneously awarded Covered Compensation or any Covered Compensation that is recouped pursuant to the terms of this Policy, or any claims relating to the Company’s enforcement of its rights under this Policy.

10.Severability

If any provision of this Policy or the application of any such provision to any Covered Executive shall be adjudicated to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Policy, and the invalid, illegal or unenforceable provisions shall be deemed amended to the minimum extent necessary to render any such provision or application enforceable.

11.Amendments

The Committee may amend, modify or terminate this Policy in whole or in part at any time in its sole discretion and may adopt such rules and procedures that it deems necessary or appropriate to implement this Policy or to comply with applicable laws and regulations.

12.No Impairment of Other Remedies

The remedies under this Policy are in addition to, and not in lieu of, any legal and equitable claims the Company may have or any actions that may be imposed by law enforcement agencies, regulators or other authorities. The Company may adopt additional recoupment provisions in the future or amend existing requirements as required by law or regulation.